Exhibit 3.121

MICHIGAN DEPARTMENT OF COMMERCE - CORPORATION AND SECURITIES BUREAU

ARTICLES OF INCORPORATION

Michigan Department of Commerce Corporate and Securities Bureau

Filed: June 28, 1982

1. The name of the corporation is BURLINGTON COAT FACTORY WAREHOUSE OF GRAND RAPIDS, INC.

2. The purposes of purposes for which the corporation is organized is to engage in any activity within the purposes for which corporations may be organized under the Business Corporation Act of Michigan: to establish and conduct a general department store business.

3. The total authorized capital stock is: Common Shares one thousand (1,000)

4. The name of the initial resident agent at the registered office is c/o United States Corporation Company, 222 West Genesee Street, Lansing, Michigan 40933

5. The name and address of the incorporation is as follows: Diane Princi, 70 Pine Street, New York, New York 10270